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18005580

ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC 408

SEC FILE NUMBER
8-069291

8-69291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steward Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17615 Primrose Meadow Lane
(No. and Street)

Houston	TX	77095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C Hoover 281-221-9954
(Area Code – TelephoneNumber)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, William C. Hoover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steward Securities Group LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERARDO GOMEZ
Notary ID #131243689
My Commission Expires
August 14, 2021

STEWARD SECURITIES GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2017

Steward Securities Group, LLC

Table of Contents

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Steward Securities Group LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Steward Securities Group LLC as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Steward Securities Group LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Steward Securities Group LLC's management. My responsibility is to express an opinion on Steward Securities Group LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Steward Securities Group LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Steward Securities Group LLC's financial statements. The supplemental information is the responsibility of Steward Securities Group LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as Steward Securities Group LLC's auditor since 2018

Sugar Land, TX

February 22, 2018

STEWARD SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		**2017**
Cash and cash equivalents	$	14,932
Subtotal cash and cash equivalents		14,932
Other current assets		4,026
Fixed assets, net		4,568
TOTAL ASSETS	$	23,526

LIABILITIES & EQUITY		
ACCOUNTS PAYABLE	$	1,495
MEMBER'S EQUITY		
MEMBER'S EQUITY	$	22,031
TOTAL MEMBER'S EQUITY	$	23,526

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Interest income	$	21
		21
Commissions expense		32,500
Bloomberg fees		22,279
Regulatory fees and assessments		8,095
Professional fees		13,176
Other administrative expenses		8,379
Total Expenses		84,429
Net Loss	$	(84,408)

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CHANGES OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$	110,639
Net Loss		(84,408)
Equity Distribution		(4,200)
Balance, December 31, 2017	$	22,031

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
CASH FLOW FROM OPEATING ACTIVITIES		
Net Loss	$	(84,408)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,314
Decrease in other assets		1,651
Increase in Accounts Payable		1,495
Net cash provided by operating activities		(79,948)
CASH FLOW FROM INVESTING ACTIVITIES		
		0
Net cash used by Investing activities		(79,948)
CASH FLOW FROM FINANCING ACTIVITIES		
Distributions		(4,200)
Net cash used by Financing activities		(4,200)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(84,148)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		99,080
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	14,932

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Steward Securities Group, LLC ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Nature of Business - The Company is located in Houston, Texas and is a limited business broker dealer that transacts in institutional fixed income securities only through an arrangement with another Broker Dealer on a fully disclosed basis. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (K)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation - An unclassified Balance Sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – Cash and cash equivalents include cash held in banks. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2017.

Revenue Recognition - Commissions are recognized when the transaction settles and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of fixed income securities.

Income Taxes - The Company has elected to be taxed as a Limited Liability Company, a disregarded entity, and therefore, no provision has been made for federal income tax since these taxes are the responsibility of the member. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2017.

The Company believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the Statute of Limitations are from the year 2013 (year of inception) forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as a tax expense in the Statement of Income.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2017.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of $13,437 and a net capital requirement of $5,000 for the year. The Company's ratio of aggregate indebtedness to net capital was .1113 to 1 at December 31, 2017. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE 3: CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize credit risk.

The Company is engaged in trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 4: RECEIVABLE FROM CLEARING ORGANIZATION

The Company had an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers. Related to these transactions the Company was required to maintain cash on deposit in a clearance account with the Clearing Organization in the amount of $100,000. This clearing agreement and related cash restriction was terminated as of September 30, 2016.

The Company is currently in the process of securing an agreement with a clearing organization to perform clearing functions for all securities transactions with customers and brokers and dealers.

The Company, under the terms of the exemption claimed under SEC rule 15c3-3, will not engage in Securities transactions until a new clearing agreement is executed.

STEWARD SECURITIES GROUP, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

		2017
NET CAPITAL		
Total Member's equity	S	22,031
Deductions and /or charges:		
Non allowable assets		
Other Current Assets		4,026
Fixed Assets		4,568
		8,594
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		13,437
Haircuts on securities		-
Net Capital	$	13,437
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6.67% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement	$	5,000
Net Capital requirement (greater of two above minimum requirements)	$	5,000
Excess net capital	$	8,437
Ratio: Aggregate indebtedness to net capital		.1113 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See Report of Independent Registered Public Accounting Firm.

STEWARD SECURITIES GROUP, LLC

SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2017

Exemption Provision

The Company has claimed an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Steward Securities Group, LLC,

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Steward Securities Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Steward Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Steward Securities Group, LLC stated that Steward Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Steward Securities Group, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Steward Securities Group, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 22, 2018

Steward Securities Group, LLC
Exemption Report

Steward Securities Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 24o.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): **(k)(2)(ii)**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent year without exception.

[If applicable, identify each exception during the most recent fiscal year and briefly describe the nature of each exception and the approximate date(s) on which the exception existed.]

____
Steward Securities Group LLC

I, William C. Hoover, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
William C. Hoover

Title: President & CEO

Date: February 22, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2676*********************MIXED AADC 220
69291 FINRA DEC
STEWARD SECURITIES GROUP LLC
17615 PRIMROSE MEADOW LN
HOUSTON, TX 77095-4949

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0.00

B. Less payment made with SIPC-6 filed (exclude interest) (0.00)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STEWARD SECURITIES GROUP LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRES/CEO
(Title)

Dated the 12 day of FEBRUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 0.00
2e. General Assessment @ .0015	$ 0.00 (to page 1, line 2.A.)